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14040709

SEC ... SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 04 2014 WASH, DC 189

SEC FILE NUMBER
8- 42223

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tocqueville Securities L. P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 West 57th Street 19th Floor
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Helen Balk (212)698-0814
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MGI Repetti LLC
(Name – *if individual, state last, first, middle name*)

500 Fifth Ave, 5th Floor (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

A/3 3/19

SD 3/24/14

OATH OR AFFIRMATION

I, Robert Kramer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tocqueville Securities L. P., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELSEY D GRAHAM III
Notary Public, State of New York
No. 02GR6251473
Qualified in Rockland County
Commission Expires November 14, 20 15

Notary Public

Signature

Chief Operating Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

mgi Repetti

TOCQUEVILLE SECURITIES L.P.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

TOCQUEVILLE SECURITIES L.P.

CONTENTS

mgi Repetti

500 Fifth Avenue, Fifth Floor, New York, NY 10110
212.302.3300 • Fax 212.302.9660
www.mgirepetti.com

INDEPENDENT AUDITORS' REPORT

To the Partners of Tocqueville Securities L.P.

We have audited the accompanying statements of financial condition of Tocqueville Securities L.P. (a Delaware limited partnership) as of December 31, 2013 and 2012, and the related statements of income, changes in partner's capital, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

mgi Repetti

www.mgirepetti.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tocqueville Securities L.P. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 11 and 14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 11 and 14 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 11 and 14 is fairly stated in all material respects in relation to the financial statements as a whole.

MGI Repetti LLP

New York, New York
February 27, 2014

TOCQUEVILLE SECURITIES L.P.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2013 AND 2012

ASSETS

	2013	2012
ASSETS		
Cash and cash equivalents	$ 1,663,571	$ 1,833,457
Commissions receivable	447,565	736,915
Distribution fees receivable	185,455	201,377
Prepaid expenses	67,115	49,076
Clearing deposit	100,000	100,000
Total Assets	$ 2,463,706	$ 2,920,825

LIABILITIES AND PARTNERS' CAPITAL

	2013	2012
LIABILITIES		
Accounts payable and accrued expenses	$ 62,444	$ 49,515
Accrued distribution fees	533,310	613,390
Due to limited partner	331,569	744,661
Taxes payable	-	18,281
Total Liabilities	927,323	1,425,847
PARTNERS' CAPITAL		
General partner	15,364	14,950
Limited partner	1,521,019	1,480,028
Total Partners' Capital	1,536,383	1,494,978
Total Liabilities and Partners' Capital	$ 2,463,706	$ 2,920,825

See accompanying notes to the financial statements.

TOCQUEVILLE SECURITIES L.P.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUES		
Commissions	$ 4,046,228	$ 4,789,640
Distribution fees	2,123,219	2,267,203
Other income	20,543	9,628
Mergers and acquisitions fees	5,000	-
Interest and dividends	97	511
Total Revenues	6,195,087	7,066,982
EXPENSES		
Employee compensation and benefits	3,074,312	3,147,490
Clearing charges and commissions	878,059	841,812
Marketing expense related to distribution fees	228,579	355,229
Rent	171,372	163,641
Insurance	204,294	214,060
Taxes, other than income taxes	141,766	150,407
Information systems	138,140	131,598
Professional fees	108,015	119,764
Registration fees	92,393	82,949
Tax deferred savings plan	77,631	81,519
Office expense	76,131	59,631
Travel and entertainment	63,684	96,663
Other	43,286	27,649
Telephone	24,808	25,765
Research and publications	21,551	27,705
Trading Errors	12,673	68,622
Management fee	10,882	-
Total Expenses	5,367,576	5,594,504
Income Before Provision For Income Taxes	827,511	1,472,478
PROVISION FOR INCOME TAXES	41,129	77,500
Net Income	$ 786,382	$ 1,394,978

See accompanying notes to the financial statements.

TOCQUEVILLE SECURITIES L.P.

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	TMC General Partner	TAMLP Limited Partner	Total
Balance at December 31, 2011	$ 16,104	$ 1,594,298	$ 1,610,402
Net income	13,950	1,381,028	1,394,978
Cash distributions to partners	(15,104)	(1,495,298)	(1,510,402)
Balance at December 31, 2012	14,950	1,480,028	1,494,978
Net income	7,864	778,518	786,382
Cash distributions to partners	(7,450)	(737,527)	(744,977)
Balance at December 31, 2013	$ 15,364	$ 1,521,019	$ 1,536,383

See accompanying notes to the financial statements.

TOCQUEVILLE SECURITIES L.P.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 786,382	$ 1,394,978
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	289,350	(384,573)
Distribution fees receivable	15,922	(51,377)
Prepaid expenses	(18,039)	12,204
Accounts payable and accrued expenses	12,929	11,255
Accrued distribution fees	(80,080)	(23,202)
Due to limited partner	(413,092)	461,183
Taxes payable	(18,281)	(12,472)
Net cash provided by operating activities	575,091	1,407,996
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash distributions to partners	(744,977)	(1,510,402)
Net decrease in cash and cash equivalents	(169,886)	(102,406)
Cash and cash equivalents - beginning of year	1,833,457	1,935,863
Cash and cash equivalents - end of year	$ 1,663,571	$ 1,833,457
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for income taxes:	$ 70,600	$ 89,972

See accompanying notes to the financial statements.

TOCQUEVILLE SECURITIES L.P.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2013, AND 2012

1. ORGANIZATION

Tocqueville Securities, L.P. (the "Partnership") was formed as a limited partnership under the laws of the State of Delaware on January 4, 1990. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The general partner is Tocqueville Management Corp. ("TMC") which owns a 1% interest in the Partnership and the limited partner is Tocqueville Asset Management L.P. ("TAMLP") which owns a 99% interest in the Partnership. Profits and losses are allocated 1% to TMC and 99% to TAMLP Distributions are made to the partners in the same manner in which profits and losses are allocated.

The principal business of the Partnership is to act as a broker and dealer in securities and to engage in other businesses as the General Partner may determine. The Partnership, as an agent for the funds of the Tocqueville Trust (the "Trust") sells the shares of the funds in the Trust. The Trust is a Massachusetts business trust organized in 1986 consisting of six separate investment company funds comprised of The Tocqueville Fund, The Tocqueville Opportunity Fund, The Tocqueville International Value Fund, the Delafield Fund, The Tocqueville Gold Fund and The Tocqueville Select Fund (collectively the "Funds").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Accounting

The Partnership's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

At December 31, 2013 and 2012, cash and cash equivalents include demand deposits and a Dreyfus Government Money Market Fund. The Partnership considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash in excess of FDIC insured limits or not insured and commission and distribution fees receivable. The Company maintains it cash with various financial institutions. The Partnership monitors the credit quality of the financial institutions and does not anticipate any exposure. The total cash balance in each financial institution is insured by the FDIC up to $250,000. Uninsured funds at financial intuitions as of December 31, 2013 were approximately $385,000. Additionally, at December 31, 2013 the Partnership had cash of approximately $1,029,000 in a Dreyfus Government money market fund that is not insured.

Concentrations of credit risk with respect to commissions and fees receivable are with affiliated and unrelated companies. The Company reviews their backgrounds and credit history before entering into agreements with them. Allowances for possible losses are based on factors surrounding the credit risk of the receivables, historical trends and other information.

e) Income Taxes

A Partnership is not subject to Federal or state income taxes. Each partner takes into account separately on their tax return their share of the income, gains, losses, deductions, or credits, whether or not any distribution is made to such partner. Accordingly, no provision has been made. The provision for income taxes consists entirely of the New York City Unincorporated Business Tax.

Assets and liabilities, if required, are established for uncertain tax positions taken or expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold based on the technical merits of the positions. The Partnership does not have any uncertain tax positions.

The Partnership files Federal, New York State, and New York City tax returns. The Partnership is no longer subject to tax examinations for years prior to 2010.

f) Commission Revenue and Related Clearing Expenses

Commission revenue and the related clearing expenses are recorded on a trade-date basis as the security transaction occurs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g) Allocation of Management Fee

In preparation of the financial statements, certain regulatory authorities require that the management fee paid to Tocqueville Management Corp, the general partner, be allocated based on the services provided by the general partner's employees. The partnership has reflected this allocation for financial statement presentation only.

3. NET CAPITAL REQUIREMENTS

The Partnership, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Such Rule prohibits the Partnership from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined).

The Partnership maintained the required minimum net capital at December 31, 2013 and 2012. Its ratio of aggregate indebtedness to net capital did not exceed the defined threshold.

4. DISTRIBUTION FEES

The Partnership is the distributor of the Funds' shares and earned $2,123,219 and $2,267,203 in distribution fee income in 2013 and 2012, respectively. The Partnership has entered into distribution agreements with the Funds pursuant to which the Partnership receives a monthly fee at an annual rate not to exceed 0.25 percent of average daily net assets of the Funds. As of December 31, 2013 and 2012 the Partnership had a distribution fee receivable of $185,455 and $201,377, respectively. The Partnership's distribution fee revenue is net of payments due for distribution services by various unrelated brokers which assist in the distribution of the Funds' shares. An accrual has been established for fees which are due to unrelated brokers. The Partnership has accrued $533,310 and $613,390 for these fees at December 31, 2013 and 2012, respectively.

5. TAX DEFERRED SAVINGS PLAN

The general partner, Tocqueville Management Corp maintains a Tax Deferred Savings Plan (the "Plan"). As part of the management fee arrangement, a portion of the plan expense is funded through the management fee paid to the general partner. The portion of the management fee allocated to Tocqueville Securities L.P. for the Plan in 2013 and 2012 was $77,630 and $81,519, respectively.

6. RELATED PARTY TRANSACTIONS

As part of an arrangement with the Partnership's general partner, Tocqueville Management Corp provides certain services to Tocqueville Asset Management L.P. and Tocqueville Securities L.P that are necessary to conduct business. Tocqueville Management Corp receives a management fee from Tocqueville Asset Management L.P and Tocqueville Securities L.P. The management fee includes the services provided by the general partner's employees (salaries, payroll taxes, 401(K) expense, rent, management services, and general administrative expenses) which are allocated between Tocqueville Asset Management L.P. and Tocqueville Securities L.P. based on each entity's estimated contribution to gross income. Tocqueville Securities L.P. reimburses Tocqueville Asset Management L.P for their portion of the fee paid. The management fee is reflected in the financial statements based upon the allocation of the services provided by the general partner, as required by regulatory authorities. During the years ended December 31, 2013 and 2012, the costs of such services were $3,989,605 and $4,052,538, respectively. At December 31, 2013 and 2012, the Partnership owed $331,569 and $744,661, respectively, for these services.

7. DISTRIBUTIONS TO PARTNERS

The Partnership anticipates on distributing the equivalent of the current year's income to the partners in April 2014.

TOCQUEVILLE SECURITIES L.P.

COMPUTATION OF NET CAPITAL PER NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2013

	2013
NET CAPITAL:	
Total partners' capital	$ 1,536,383
Deduct: Partners' Capital Not Allowable as Net Capital	-
Total Partners' Capital Qualified for Net Capital	1,536,383
Deductions and/or Charges:	
Prepaid expenses	67,115
Net capital before haircuts on securities positions	1,469,268
Haircuts on securities positions	20,579
NET CAPITAL PER RULE 15c3-1	$ 1,448,689
AGGREGATE INDEBTEDNESS	
Items Included in Statement of Financial Condition:	
Accounts payable and accrued expenses	$ 62,444
Accrued distribution fees	533,310
Due to limited partner	331,569
Total Aggregate Indebtedness	$ 927,323
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum Net Capital Required	$ 61,822
Minimum Dollar Net Capital Required of Reporting Broker or Dealer	$ 25,000
Net Capital Requirement	$ 61,822
Excess Net Capital	$ 1,386,867
Percentage of Aggregate Indebtedness to Net Capital	64.01%
Reconciliation with Company's Computation (Included in Part IIA of Form X-17-A-5 as of December 31, 2013):	
Net Capital, as Reported in Company's Part IIA (Unaudited) Focus Report	$ 1,381,334
Audit Adjustments	
Underacrual of commission receivable	72,455
Over accrual of distribution fees receivable	(5,100)
NET CAPITAL	$ 1,448,689

See accompanying independent auditors' report on supplemental information

mgi Repetti

500 Fifth Avenue, Fifth Floor, New York, NY 10110
212.302.3300 • Fax 212.302.9660
www.mgirepetti.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Partners of Tocqueville Securities L.P.

In planning and performing our audit of the financial statements of Tocqueville Securities L.P. (the "Partnership") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing and opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MGI Repetti LLP

New York, New York
February 27, 2014

TOCQUEVILLE SECURITIES L.P.

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 in accordance with Section (k)(2)(ii) of that rule.

mgi Repetti

500 Fifth Avenue, Fifth Floor, New York, NY 10110
212.302.3300 • Fax 212.302.9660
www.mgirepetti.com

INDEPENDENT ACCOUNTANTS' REPORT ON SIPC ASSESSMENT RECONCILIATION AS REQUIRED UNDER SEC RULE 17a-5(e)(4)

To the Partners of Tocqueville Securities LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Tocqueville Securities, L.P. (the "Partnership") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement accounting records from the Partnership noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no material differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MGI Repetti LLP

New York, New York
February 27, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Tocqueville Securities LP
40 West 57th Street 19th FL
New York, NY 10019

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Helen Balk (212) 698-0814

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 7,274

B. Less payment made with SIPC-6 filed (**exclude interest**) (3,776)
7/10/13
Date Paid

C. Less prior overpayment applied (3,511)

D. Assessment balance due or (overpayment) (13)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ (13)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(13)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tocqueville Securities LP
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the 27 day of February, 20 13.

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2013
and ending December 31, 2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$6,195,087
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,123,219
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	847,024
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	254,133
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest and Dividends (Deductions in excess of $100,000 require documentation)	20,641
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $40,441	
Enter the greater of line (i) or (ii)	40,441
Total deductions	3,285,458
2d. SIPC Net Operating Revenues	$2,909,629
2e. General Assessment @ .0025	$7,274
	(to page 1, line 2.A.)